UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Essent Group Ltd.

(Name of Issuer)

Common Shares, $0.015 par value per share

(Title of Class of Securities)

G3198U102

(CUSIP Number)

Scott D. Silverman

Commonwealth Annuity and Life Reinsurance Company Limited

19 Par-La-Ville Road

Second Floor

Hamilton HM 11, Bermuda

(441) 294-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G3198U102	Page 2 of 8

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Commonwealth Annuity and Life Reinsurance Company Limited 98-1090854
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 6,084,060
	6.	Shared voting power 0
	7.	Sole dispositive power 6,084,060
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 6,084,060
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.6%[1]
12.	Type of reporting person (see instructions) CO

[1]	Calculated based on 92,524,092 common shares outstanding immediately following the consummation of the issuer’s public offering of 6,000,000 shares, according to the prospectus filed by the issuer with the U.S. Securities Exchange Commission on November 20, 2014 pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

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CUSIP No. G3198U102	Page 3 of 8

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Commonwealth Re Midco Limited 98-1090868
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 6,084,060
	7.	Sole dispositive power 0
	8.	Shared dispositive power 6,084,060
9.	Aggregate amount beneficially owned by each reporting person 6,084,060
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.6%[2]
12.	Type of reporting person (see instructions) CO

[2]	Calculated based on 92,524,092 common shares outstanding immediately following the consummation of the issuer’s public offering of 6,000,000 shares, according to the prospectus filed by the issuer with the U.S. Securities Exchange Commission on November 20, 2014 pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

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CUSIP No. G3198U102	Page 4 of 8

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Atlantic Financial Life Limited 80-0891249
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 6,084,060
	7.	Sole dispositive power 0
	8.	Shared dispositive power 6,084,060
9.	Aggregate amount beneficially owned by each reporting person 6,084,060
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.6%[3]
12.	Type of reporting person (see instructions) CO

[3]	Calculated based on 92,524,092 common shares outstanding immediately following the consummation of the issuer’s public offering of 6,000,000 shares, according to the prospectus filed by the issuer with the U.S. Securities Exchange Commission on November 20, 2014 pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

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1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Atlantic Financial Group Limited 98-1089764
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 6,084,060
	7.	Sole dispositive power 0
	8.	Shared dispositive power 6,084,060
9.	Aggregate amount beneficially owned by each reporting person 6,084,060
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.6%[4]
12.	Type of reporting person (see instructions) CO

[4]	Calculated based on 92,524,092 common shares outstanding immediately following the consummation of the issuer’s public offering of 6,000,000 shares, according to the prospectus filed by the issuer with the U.S. Securities Exchange Commission on November 20, 2014 pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

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CUSIP No. G3198U102	Page 6 of 8

Item 1.

(a)	Name of Issuer

Essent Group Ltd.

(b)	Address of Issuer’s Principal Executive Offices

Clarendon House

2 Church Street

Hamilton, Bermuda HM 11

Item 2.

(a)	Name of Person Filing

This filing is made on behalf of Commonwealth Annuity and Life Reinsurance Company Limited, Commonwealth Re Midco Limited, Global Atlantic Financial Life Limited and Global Atlantic Financial Group Limited.

(b)	Address of the Principal Office or, if none, residence

The principal business office of each reporting person is:

19 Par-La-Ville Road

Second Floor

Hamilton HM 11, Bermuda

(c)	Citizenship

The reporting entities are all organized and exist under the laws of Bermuda.

(d)	Title of Class of Securities

Common Shares

(e)	CUSIP Number

G3198U102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,084,060 common shares are beneficially owned by Commonwealth Annuity and Life Reinsurance Company Limited (“CWA Re”). CWA Re is a wholly-owned subsidiary of Commonwealth Re Midco Limited (“Midco”), which is a wholly owned subsidiary of Global Atlantic Financial Life Limited (“GAFL”), which, in turn, is a wholly owned subsidiary of Global Atlantic Financial Group Limited (“GAFG”). By virtue of these relationships, GAFG, Midco, GAFL and certain other wholly-owned intermediate holding companies may be deemed to beneficially own the shares held by CWA Re.

(b)	Percent of class: 6.6% of the common shares, based on 92,524,092 common shares outstanding immediately following the consummation of the issuer’s public offering of 6,000,000 shares, according to the prospectus filed by the issuer with the U.S. Securities Exchange Commission on November 20, 2014 pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: CWA Re has the sole power to vote or to direct the vote of 6,084,060 common shares.

(ii)	Shared power to vote or to direct the vote: Midco, GAFL and GAFG may be deemed to have shared power to vote or to direct the vote of the 6,084,060 common shares held by CWA Re.

(iii)	Sole power to dispose or to direct the disposition of: CWA Re has the sole power to dispose or to direct the disposition of 6,084,060 common shares.

(iv)	Shared power to dispose or to direct the disposition of Midco, GAFL and GAFG may be deemed to have shared power to dispose or to direct the disposition of the 6,084,060 common shares held by CWA Re.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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CUSIP No. G3198U102	Page 8 of 8

Item 10.	Certification.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015	Commonwealth Annuity and Life Reinsurance Company Limited

	By:	/s/ Scott D. Silverman
	Name:	Scott D. Silverman
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: February 13, 2015	Commonwealth Re Midco Limited

	By:	/s/ Scott D. Silverman
	Name:	Scott D. Silverman
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: February 13, 2015	Global Atlantic Financial Life Limited

	By:	/s/ Allan S. Levine
	Name:	Allan S. Levine
	Title:	Chief Executive Officer

Date: February 13, 2015	Global Atlantic Financial Group Limited

	By:	/s/ Allan S. Levine
	Name:	Allan S. Levine
	Title:	Chief Executive Officer